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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                 TREADCO, INC.
                           (Name of Subject Company)

                                 TREADCO, INC.
                       (Name of Person Filing Statement)

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                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                            ------------------------

                                  894545 10 2
                     (CUSIP Number of Class of Securities)

                                 JOHN R. MEYERS
                                 TREADCO, INC.
                             1101 SOUTH 21ST STREET
                           FORT SMITH, ARKANSAS 72901
                                 (501) 788-6486
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing this Statement)

                                   Copies to:

                            RICHARD N. MASSEY, ESQ.
                                   KUTAK ROCK
                      425 WEST CAPITOL AVENUE, SUITE 1100
                        LITTLE ROCK, ARKANSAS 72201-3409
                                 (501) 975-3000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Treadco, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 1101 South 21st Street, Fort Smith, Arkansas 72901. The title of the class of equity securities to which this Solicitation/Recommendation Statement on
Schedule 14D-9 (this "Schedule 14D-9" or "Statement") relates is the common stock, $0.01 par value, of the Company.

ITEM 2. TENDER OFFER OF THE PURCHASER.

     This Statement relates to the cash tender offer described in the Tender Offer Statement on Schedule 14D-1, dated March 23, 1999 (as amended or supplemented, the "Schedule 14D-1"), filed by Arkansas Best Corporation, a Delaware corporation ("Parent"), and Treadco Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Parent ("Newco"), with the Securities and Exchange Commission (the "Commission"), relating to Parent's offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), including the associated rights to purchase shares of Common Stock issued pursuant to the Rights Agreement between the Company and NCNB Texas National Bank, dated as of September 1, 1991 (the "Rights" and, together with the Common Stock, the "Shares"), of the Company at a price of $9.00 per Share net to the seller in cash (the "Offer Price"), without interest, upon the terms and subject to the conditions set forth in Parent's Offer to Purchase, dated March 23, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with any amendments or supplements thereto constitute the "Offer"). Parent's Offer to Purchase is filed as Exhibit
(a)(1) to the Schedule 14D-1, and the sections of the Offer to Purchase mentioned below are incorporated herein by reference. The Company assumes no responsibility for the accuracy and completeness of the information contained in the portions of the Offer to Purchase which it did not provide.

     The Offer is being made in accordance with an Agreement and Plan of Merger, dated as of March 15, 1999 (the "Merger Agreement"), by and among Parent, Newco and the Company. Pursuant to the Merger Agreement, as soon as practicable after completion of the Offer and satisfaction or waiver, if permissible, of certain conditions, Newco will be merged with and into the Company (the "Merger," and together with the Offer, the "Transaction"), and the Company will become a wholly-owned subsidiary of Parent (the "Surviving Corporation"). In the Merger, each outstanding Share (other than Shares owned by (i) Parent, Newco, the Company, or any direct or indirect subsidiary of Parent or (ii) stockholders of the Company, if any, who are entitled to and who properly exercise dissenters' rights under Delaware law) will be converted into the right to receive the Offer Price per share in cash, without interest (the "Merger Consideration").

     The Offer indicates that the principal executive offices of Parent and Newco are located at 3801 Old Greenwood Road, Fort Smith, Arkansas 72903.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above.

     (b) Information contained under the caption "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger" in the Offer to Purchase is incorporated by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) Background of the Offer and the Merger.

     The Company was formed in June 1991 under Delaware Law as a wholly-owned subsidiary of Parent as the successor to the truck tire retreading and new tire sales business previously developed and conducted by another wholly-owned subsidiary of Parent. In September 1991, the Company sold 2.5 million Shares and Parent sold 179,300 Shares in an underwritten public offering at an initial public offering price of $16.00 per Share. The offering was underwritten in part by Morgan Stanley & Co. Incorporated ("Morgan Stanley"), which is acting as financial advisor to Parent in connection with the Transaction. The Company realized
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$37.2 million and Parent realized $2.7 million in connection with the sale, after the payment of the underwriters' discount. The Company proceeds were used to repay indebtedness under the Company's credit facility and indebtedness owed to Parent, and Parent used its proceeds for general corporate purposes. The initial public offering of the Company reduced Parent's ownership of the Company to approximately 46%.

     In the first quarter of 1998, Parent began an evaluation of its then 46% investment in the Company. The evaluation process focused on, among other things, the performance of the Company, the costs incurred by the Company with respect to its status as a public company, lower interest rates available to Parent under its credit agreement, lower state income tax costs and other tax benefits available to Parent if the Company were a wholly-owned subsidiary. Parent also reviewed the Company's operating ratios for periods from 1990 to 1994, which were significantly better than 1995 and subsequent years. This evaluation resulted in a presentation by Parent's management to Parent's Board of Directors in May 1998 regarding the Company. The presentation included a return on investment analysis assuming the Company achieved its own forecasts and an analysis of Parent's after tax proceeds in the event that the Company never achieved an acceptable return and Parent decided to dispose of its investment in the Company. This analysis reflected the tax benefits of selling assets of the Company rather than stock. The direct tax benefits to Parent of a sale of assets totaled approximately $10 million.

     In July 1998, Parent's management made another presentation to Parent's Board of Directors which was basically the same as the April 1998 presentation except that the transaction costs of purchasing the remaining outstanding shares of the Company were increased. Parent's Board of Directors discussed the possibility of obtaining an option to purchase the shares of the Company's second largest beneficial stockholder, Shapiro Capital Management Company, Inc. ("Shapiro Capital"), an investment management firm that beneficially owns approximately 21% of the outstanding Shares on a fully diluted basis.

     In August 1998, Samuel R. Shapiro, President of Shapiro Capital, advised John R. Meyers, President of the Company, of his possible interest in disposing of the Shares beneficially owned by Shapiro Capital. Mr. Meyers informed Robert
A. Young, President and CEO of Parent and Chairman of the Board of the Company of such discussions with Mr. Shapiro.

     On September 11, 1998, Parent purchased a block of 177,500 shares for $6.375 per Share in a private block transaction through Stephens Inc. ("Stephens"). Parent used working capital on hand to purchase such Shares. This purchase represents Parent's sole acquisition of Shares since the Company's initial public offering. Parent filed a Schedule 13D under the Exchange Act with the Commission reflecting this purchase of Shares on September 18, 1998. As a result of this purchase, Parent owned in the aggregate approximately 49% of the total outstanding Shares.

     In November 1998, Morgan Stanley began assisting Parent in its analysis of the Company. Representatives of Morgan Stanley made a presentation regarding the Company to Parent's Board of Directors at its regular meeting on December 10, 1998. Morgan Stanley reviewed with the Board of Directors the Company's financial results, status of the transition of the Company, liquidity of the stock, research coverage, and possible strategic value.

     Morgan Stanley reviewed the following strategic alternatives with Parent's Board of Directors (i) Parent continuing to hold its 49% interest in the Company, (ii) sale of 100% of the Company or (iii) a Parent repurchase of the remaining Company interest held by the public. Morgan Stanley was not requested to, and did not, render a financial opinion regarding the fairness of the consideration in the Offer and the Merger. In addition, Morgan Stanley was not requested to, and did not, solicit third party indications of interest with respect to Parent's interest in the Company. For a description of Parent's fee arrangements with Morgan Stanley in connection with the Offer and the Merger see the information under the caption "THE TENDER OFFER -- Fees and Expenses" contained in the Offer to Purchase which is incorporated herein by reference.

     Additionally, at this meeting, representatives of the Company made a presentation regarding the Company's 1999 budget and its five-year business plan (the "Management Projections"). This presentation had also been given to the Board of Directors of the Company (the "Board") the previous day. For

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information regarding these projections, see the information under the caption
"SPECIAL FACTORS -- Certain Projections" in the Offer to Purchase which is incorporated herein by reference.

     After discussion of the alternatives, Parent's Board of Directors concluded that it would be appropriate for Mr. Young to meet with Mr. Shapiro to determine if Shapiro Capital remained interested in selling its Shares.

     On December 18, 1998, the Company announced that it had entered into a settlement of a dispute with Bandag, Incorporated and certain of Bandag's current and former employees arising out of the two companies' former franchise relationship. Under the settlement terms, the Company received a one-time cash payment of approximately $9.995 million and reported additional after-tax income of approximately $5.4 million, which represented $1.06 per Share on an after-tax basis. The settlement payment was applied to reduce the Company's outstanding borrowings under its revolving credit agreement.

     At the direction of Parent's Board of Directors, on January 6, 1999, Mr. Young met with Mr. Shapiro at the principal offices of Shapiro Capital. At such meeting, Mr. Young and Mr. Shapiro proposed various prices and after negotiations, Messrs. Young and Shapiro tentatively agreed to a $9.00 per Share price for the Shares beneficially owned by Shapiro Capital (the "Shapiro Shares"). Subsequently, during the week of January 11, 1999, counsel for Parent and Shapiro Capital exchanged drafts of an agreement for the purchase of the Shapiro Shares. However, Parent and Shapiro Capital determined that in light of the large number of investment management accounts holding the Shapiro Shares, a direct purchase would be impractical.

     Immediately prior to the delivery of the Proposal by Parent to the Company described below, Parent and Shapiro Capital did however enter into an agreement (the "Support Agreement") on January 22, 1999, pursuant to which, among other things, Shapiro Capital granted a proxy to Parent to vote the Shapiro Shares (1,132,775 shares (approximately 21% of the outstanding Shares on a fully diluted basis)) for the approval of the Merger and against any corporate action the consummation of which would violate, frustrate the purpose of, or prevent or delay the Merger (the "Shapiro Proxy"). The Shapiro Proxy will terminate upon the earlier of (i) July 31, 1999 or (ii) the consummation of the Merger. In addition, the Support Agreement states that Shapiro Capital believes the $9.00 per share cash price is fair, that Shapiro Capital will support the Transaction and that Shapiro Capital reserves the right to tender any and all Shares beneficially owned by it pursuant to the Offer. Parent filed an amendment to the
Schedule 13D referred to above reporting the Support Agreement on January 26, 1999 (as amended, the "Schedule 13D"). The Schedule 13D and the Support Agreement, which is attached as an exhibit to the Schedule 13D, are available for inspection and copies are obtainable in the manner set forth under the caption "THE TENDER OFFER -- Available Information" in the Offer to Purchase.

     On January 22, 1999, Parent delivered to the Board a proposal (the "Proposal"), in which Parent offered to enter into a merger agreement with the Company pursuant to which all of the issued and outstanding Shares not owned by Parent would be acquired for cash in an amount equal to $9.00 per Share. The Proposal is attached as an exhibit to the Schedule 13D and is available for inspection and copies are obtainable in the manner set forth under the caption "THE TENDER OFFER -- Available Information."

     Representatives of Parent advised the Company's independent directors that a special committee should be formed to evaluate the Proposal and that such committee would need independent advisors. On January 25, 1999, the independent directors of the Board interviewed representatives of Stephens, an independent investment banking firm located in Little Rock, Arkansas and recommended by representatives of Parent as knowledgeable about the Company. On January 26, 1999, the Board met and formally appointed Robert B. Gilbert and Nicholas M. Georgitsis as the members of the Special Committee to, among other things, consider how the Company should respond to the Proposal. On January 28, 1999, the Special Committee retained Kutak Rock as independent legal advisor to the Special Committee, and on January 29, 1999, the Special Committee retained Stephens as independent financial advisor to the Special Committee. Since analysts for Stephens had written research reports about the Company in the past, and Stephens had previously been a market maker for the Shares, the Special Committee chose not to interview any other investment bankers. During the first two weeks of February 1999, Stephens and Kutak Rock conducted due diligence regarding the proposed transaction at the offices of the Company.
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     On February 2, 1999, counsel for Parent sent Kutak Rock a draft Merger
Agreement which provided for a self-tender by the Company to purchase for cash the Shares not owned by Parent. On February 10, 1999, the Special Committee met in person with its financial and legal advisors to consider the Proposal and the terms and conditions of the draft of the Merger Agreement. At this meeting the Special Committee and its financial and legal advisors discussed their comments regarding the proposed structure, particularly the Company tender offer, the results of due diligence and the appropriateness of the Offer Price. On February 12, 1999, representatives of Parent, including its financial and legal advisors, met by telephone conference with the Special Committee's financial and legal advisors. During such meeting the parties discussed the structure of the Transaction and the Offer Price. Specifically, the advisors of the Special Committee requested that the Transaction be structured as a tender offer by Parent or a one-step merger transaction instead of a tender offer by the Company, which utilized the credit facility and working capital of the Company to finance the Offer and asked if Parent had offered its best price for the Shares. Parent agreed to consider the Special Committee's concerns regarding the requirements that the Company initiate a tender offer for the Shares but advised the Special Committee that the $9.00 Offer Price was its best and highest price. Parent, however, agreed to review with Stephens certain information on which its analysis would be based.

     On February 16, 1999, the Special Committee met telephonically with its legal and financial advisors. The advisors reported to the Special Committee the results of the February 12, 1999 conference call with the Parent and its advisors. Stephens advised the Special Committee of the results of its initial analyses of the fairness of the Offer Price. Such initial analyses indicated that, while the Offer Price may be fair, a better Offer Price might be obtainable if Stephens specifically requested Parent to consider a $10.00 Offer Price and offer its analyses and other justification in support thereof. The Special Committee instructed Stephens to suggest to Parent an offer price of $10.00 and to provide Parent with analyses supportive of this price. It also instructed Kutak Rock to reiterate its concerns regarding the Merger Agreement, including terms requiring the Company to initiate a self-tender and those specifying certain conditions under which Parent would be entitled to a break-up fee.

     On February 18, 1999, representatives of Parent, including its financial and legal advisors, met by telephone conference with the Special Committee's financial and legal advisors. During such meeting the parties again discussed the structure of the Transaction and the Offer Price. Specifically, Stephens outlined its due diligence and preliminary valuation methodology to date. After various discussions among the parties, Stephens again suggested that Parent raise the Offer Price, and suggested an Offer Price of $10.00 would be more appropriate in light of its analysis. In response, David E. Loeffler, Vice President and CFO of Parent, indicated that Parent was not willing to raise the Offer Price. Mr. Loeffler did agree to review Stephens' preliminary analysis and certain information on which its analysis was based. Legal counsel for the Special Committee then reiterated the Special Committee's concerns over the structure of the Transaction as a self-tender and requested that Parent be the bidder in any tender offer for the Shares. Such counsel also expressed concern over a proposed $1 million break-up fee payable to Parent by the Company under certain conditions.

     On February 22, 1999, Stephens sent Parent a letter which set forth summary financial information derived from the Management Projections, summary financial information derived from financial projections for the Company prepared by Stephens with input from the Company's management which assumed a lower revenue growth rate and a lower operating margin (the "Revised Projections") than the Management Projections and various valuation methodologies utilizing the Revised Projections. In such letter, Stephens again asked Parent to consider raising the Offer Price and suggested that $10.00 per Share would be more appropriate. Such letter did not indicate, however, that an Offer Price of less than $10.00 per Share would not be fair.

     On February 25, 1999, representatives of Parent met by telephone conference with Stephens to discuss the Stephens letter of February 22, 1999. Mr. Loeffler indicated that Parent believed that the $9.00 per Share Offer Price was fair and that Parent was not willing to raise its offer. Mr. Loeffler also noted his belief that the Management Projections were too aggressive for a fairness analysis in light of the Company's past failures to meet its budget and operating income for the first part of 1999 being substantially behind budget. Mr. Loeffler then informed Stephens that Parent was willing to make some changes to the structure of the Transaction in response to the concerns over the structure of the Transaction.
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     On February 26, 1999, representatives of Parent, including its legal advisors, met by telephone conference with the Special Committee's financial and legal advisors. During such meeting legal counsel for the Special Committee advised Parent that, among other things, the Special Committee wanted Parent to conduct the tender offer, the elimination or substantial reduction in the triggers and amount of the break-up fee and certain other protections to insure that the Offer and the Merger would close. The Special Committee also requested that Parent modify the Merger Agreement to provide a sale premium recapture ("Recapture") such that if, within one year after the Merger is consummated, Parent sells the Company, then it would pay pro ratably to all stockholders of the Company as of the date of the Merger Agreement, any premium Parent would otherwise receive in such sale. Premium in this instance would have been the amount of any excess received by Parent over the value of the Company assuming such value to be equivalent of a $9.00 price per Share for all outstanding Shares. Representatives of Parent indicated their willingness to make certain of the requested changes and reiterated that they believed the $9.00 Offer Price to be fair and that Parent would not agree to the Recapture. Later that day, counsel for Parent distributed a revised draft of the Merger Agreement to the parties that provided, among other things, for Parent making the tender offer, the use of funds solely from Parent to consummate the Offer and the Merger and the reduction of the break-up fee from $1 million plus expenses of Parent to $675,000 inclusive of expenses of Parent.

     On March 2, 1999, counsel to Parent met by telephone conference with Stephens and Kutak Rock to discuss the revised draft of the Merger Agreement, and on March 3, 1999, counsel for Parent distributed a revised draft of the Merger Agreement reflecting certain changes discussed the prior day, including, among other things, further limiting the type of events that would trigger the break-up fee.

     On March 5, 1999 the Special Committee met telephonically with its financial and legal advisors. Stephens advised the Special Committee that Parent once again had declined to increase the Offer Price and had declined to include the Recapture in the Merger Agreement. Stephens indicated that it would likely be prepared to render an opinion on the fairness of a $9.00 offer price from a financial point of view provided that it and the Special Committee receive certain assurances from Parent that to its knowledge that there is no fact, circumstance, occurrence or event not disclosed to Stephens in their preparation of the Revised Projections that Parent believed would significantly impact the Company's operating results for fiscal 1999. The Special Committee instructed Stephens and Kutak Rock to request such assurances of Parent. The Special Committee also instructed Kutak Rock to request that Parent in the Merger Agreement represent that it knows of no current discussions or negotiations involving the sale of the Company to a third party.

     On March 5, 1999, counsel to Parent met by telephone conference with Stephens and Kutak Rock to discuss the revised draft of the Merger Agreement. Counsel for the Special Committee indicated that the latest changes were acceptable to the Special Committee and that the Special Committee was ready to proceed with the Transaction as provided in the latest draft of the Merger Agreement subject to certain changes to the Merger Agreement including the foregoing representations of Parent regarding a lack of a third party proposal, the Special Committee receiving an opinion from Stephens that the $9.00 Offer Price was fair to the stockholders of the Company (other than Parent and its affiliates, directors, officers and employees of the Company and any holders of more than 10% of the aggregate shares outstanding) (the "Disinterested Stockholders"), and that Stephens receive certain information from Parent regarding the Management Projections and the Revised Projections. Later that day, counsel for Parent distributed a draft of a side letter containing certain assurances of Parent with respect to the Management Projections and, as discussed above, the Revised Projections, which was subsequently executed and delivered to Stephens by Parent on March 15, 1999.

     On March 9, 1999, the Special Committee and its legal and financial advisors met telephonically. At this meeting, Stephens advised that the assurances regarding the Revised Projections by Parent were acceptable, and Kutak Rock advised that the Special Committee's final comments to the Merger Agreement had been appropriately resolved.

     On March 15, 1999, the Special Committee unanimously determined to recommend the proposed transaction to the Board of Directors of the Company after Stephens expressed the opinion (subsequently confirmed in its written opinion) that, on the basis of, and subject to the matters stated in its opinion, the

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consideration to be received by the Disinterested Stockholders pursuant to the
Offer and the Merger is fair to the Disinterested Stockholders from a financial point of view. Later that day, the Board, with all directors participating by conference telephone, met to consider the Offer and the Merger. The Special Committee, with representatives of Stephens and Kutak Rock participating, reported to the Board on its review of the Offer, the Merger and the Merger Agreement and its recommendation of the proposed transaction as fair to the holders of Shares (other than Parent) (the "Public Stockholders"). After receiving the recommendation of the Special Committee, asking questions of the Special Committee as well as its financial and legal advisors and receiving a further explanation of the provisions of the Offer and Merger Agreement from representatives of Parent and its legal advisors, the Board unanimously approved the Offer, the Merger and the Merger Agreement.

     Subsequently that day, the Board of Directors of Parent, at a special meeting held by conference telephone to consider the matter, unanimously approved the Offer, the Merger and the Merger Agreement. Representatives of Parent and the Company completed execution of the Merger Agreement, and the proposed Offer and the Merger were announced the next day.

     (b) Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger.

     The Special Committee has unanimously (a) determined that the Offer and the Merger, taken together, are fair to the Public Stockholders, (b) recommended that the Board approve the Offer and adopt the Merger Agreement and the transactions contemplated thereby in accordance with the Delaware Corporation Law, (c) resolved to recommend that Public Stockholders accept the Offer and approve the Merger Agreement, and (d) recommended that the Board take action to render the Rights inapplicable to the Offer and the Merger.

     In recommending approval of the Merger Agreement and the transactions contemplated thereby, and recommending that the Public Stockholders tender their Shares pursuant to the Offer, the Special Committee considered a number of factors, including:

     (i) The results of operations, financial condition, assets, liabilities, business strategy and prospects of the Company and the nature of the industry in which the Company competes. The members of the Special Committee were generally familiar with the Company's business, results of operations and prospects and further reviewed the Company's business, conditions and prospects in the course of various meetings referred to above.

     In evaluating the Company's prospects, the Special Committee with the assistance of its financial advisor considered the substantial risks inherent in the tire retreading and new tire businesses, including the increasingly competitive environment in which the Company operates, and consolidations in the industry leading to economies of scale. The Special Committee determined that these factors indicated an industry trend favoring larger companies with sustainable economies of scale. The Special Committee determined that these economies were not available to the Company and, without significant additional investment over time, these would not be available to the Company in the future. The Special Committee also considered the recent losses of certain key marketing and sales personnel, which losses were represented by management of the Company to further undermine the Company's short-term competitive abilities.

     The Special Committee also considered certain projected financial data in considering the Company's prospects. For information regarding these projections, see the information under the caption "SPECIAL FACTORS -- Certain Projections" in the Offer to Purchase.

     (ii) The opinion of Stephens to the effect that, as of the date of such opinion and based upon and subject to certain factors and assumptions stated therein, the $9.00 per Share cash consideration to be received by the Disinterested Stockholders pursuant to the Offer and the Merger is fair from a financial point of view to such stockholders. THE FULL TEXT OF STEPHENS' OPINION IS ATTACHED AS ANNEX A TO THE OFFER TO PURCHASE AND IS INCORPORATED HEREIN BY REFERENCE. STOCKHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY AND TO READ THE DESCRIP-

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TION OF SUCH OPINION UNDER THE CAPTION "SPECIAL FACTORS -- OPINION OF FINANCIAL
ADVISOR," WHICH IS INCORPORATED HEREIN BY REFERENCE.

     (iii) The historical trading prices of the Shares, the historical trading volume and liquidity in the trading market for the Shares, and the relationship of the $9.00 per Share Offer Price to the historical market prices for the Common Stock, including the fact that the Offer Price represents a 33.3% premium over the $6.75 per share closing price of the Company's Common Stock on December 23, 1998, the trading day thirty days prior to the public announcement of the Proposal.

     (iv) The fact that Parent has advised the Company that it is not aware of any current offer or indication of interest from any person regarding the sale of the Company and that, since January 22, 1999, the date of the announcement of Parent's Proposal, no person or entity has publicly communicated such an offer or indication of interest in acquiring the Company, or a significant position in the Shares.

     (v) The view of the Special Committee, after consultation with its financial and legal advisors, that the terms of the Merger Agreement, including the amounts payable to Parent in the event of termination, which amounts are believed by the Special Committee to approximate Parent's expenses incurred in the Transaction, would not materially deter bona fide acquisition proposals by third parties.

     (vi) The fact that the Merger Agreement includes an obligation for Parent to make a first-step cash tender offer thereby enabling the Public Stockholders who tender their shares to receive cash consideration without waiting for the Merger to be consummated. Also considered favorable was the fact that Public Stockholders who do not tender their Shares pursuant to the Offer would receive in the Merger the same cash price per share paid by Parent in the Offer (unless they elect to exercise their statutory dissenters' rights).

     (vii) The availability of judicial appraisal rights under Section 262 of the Delaware General Corporation Law ("DGCL") to stockholders of the Company who dissent from the Merger.

     (viii) The fact that Shapiro Capital had indicated to Parent its willingness to accept $9.00 for its Shares, and its granting to Parent of the Shapiro Proxy to vote in favor of the Merger on its behalf.

     (ix) The fact that due to Parent's ownership position in the Company's Common Stock, coupled with the proxy from Shapiro Capital, Parent possesses sufficient votes to effect the Merger and to prevent any effort by a third party to acquire control of the Company except with the consent of Parent.

     In light of the Company's return on equity over recent periods, the Special Committee did not consider net book values or liquidation value to be appropriate indicators of the value of the consideration to be received by the Public Stockholders.

     In addition to the factors listed above, the Board and the Special Committee had each considered the fact that consummation of the Offer and the Merger would eliminate the opportunity of the Public Stockholders to participate in any potential future growth in the value of the Company, but determined that this loss of opportunity was reflected (i) in part by the price of $9.00 per Share to be paid in the Offer and the Merger and (ii) was considered in the premium and other analyses performed by Stephens.

     In reaching its decision to approve the Merger Agreement and recommending acceptance of the Offer, the Special Committee relied on the factors identified above. Because of the appointment of the Special Committee and its engagement of Stephens and Kutak Rock, neither the Special Committee nor the Board considered it necessary to retain additional representatives to act solely on behalf of the Public Stockholders for purpose of negotiating the terms of the Transaction.

     The foregoing discussion of the information and factors considered by the Special Committee is not meant to be exhaustive but includes the material factors considered by the Special Committee in reaching its conclusions and recommendations. In view of the variety of factors considered in its reaching a determination, the Special Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its conclusions and recommendations. In addition, individual members of the Special Committee may have given different weights to different factors.

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     The Board, by a unanimous vote of all directors, based in part on the recommendation and approval of the Special Committee, approved the Merger Agreement and the transactions contemplated thereby and determined that each of the Offer and the Merger is fair to the Public Stockholders. The Board, by a unanimous vote of all directors, has recommended that all holders of Shares (other than Parent and certain affiliates) accept the Offer and tender their Shares pursuant to the Offer.

     In reaching its determinations referred to above, the Board considered the recommendation of the Special Committee and the factors set forth immediately above, each of which, in view of the Board, supported such determinations.

     The Board, including the Special Committee, believes that the Offer and the Merger are procedurally fair because, among other things:

     (i) the Special Committee consisted of independent directors appointed to represent the interests of the Public Stockholders.

     (ii) the Special Committee retained Stephens as its independent financial advisor to assist them in evaluating the Offer and the Merger.

     (iii) the Special Committee retained and was advised by independent legal counsel.

     (iv) the deliberations pursuant to which the Special Committee evaluated the Offer and the Merger and alternatives thereto.

     (v) the fact that Shapiro Capital had indicated to Parent its willingness to accept $9.00 per Share through the execution of the Support Agreement, and the fact that the terms and conditions of the Merger Agreement, including the $9.00 per Share price, were actively negotiated between the Special Committee, on the one hand, and Parent, on the other hand.

     The Board and the Special Committee recognized that the Merger is not structured to require the approval of a majority of the stockholders of the Company other than Parent, and that Parent through its Share ownership and the Shapiro Proxy has sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. The Board and the Special Committee recognized that Parent is required pursuant to the Merger Agreement to vote its Shares in favor of the Merger.

     Parent advised the Special Committee and the Board that it has not received, and the Company, the Board and Special Committee did not receive any indications of interest or proposals regarding the acquisition of the Company after the public announcement of the Proposal.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Except as set forth herein and under the captions "SPECIAL
FACTORS -- Opinion of Financial Advisor -- Information About Stephens" and "THE TENDER OFFER -- Fees and Expenses" in the Offer to Purchase (which is incorporated herein by reference), neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer and the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     Except set forth herein, no executive officer, director, affiliate or subsidiary of the Company has effected any transaction in any equity security of the Company during the past 60 days. The Company has been advised by executive officers, directors and affiliates of Parent and the Company (other than Parent) that such persons intend to tender shares owned by them pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

     (a) Except as set forth herein, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth herein, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in
Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     Not applicable.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          1              -- Agreement and Plan of Merger, dated as of March 15, 1999, by and among Arkansas Best Corporation, Treadco
                            Acquisition Corporation and Treadco, Inc., including
                            Annex A Conditions to the Offer (included as ANNEX B to
                            the Offer to Purchase filed as Exhibit (a)(1) to the
                            Schedule 14D-1 and incorporated herein by reference).*
          2              -- Opinion of Stephens Inc. dated as of March 15, 1999
                            (included as ANNEX A to the Offer to Purchase filed as
                            Exhibit (a)(1) to the Schedule 14D-1 and incorporated
                            herein by reference).*
          3(a)           -- Offer to Purchase (filed as Exhibit (a)(1) to the
                            Schedule 14D-1 and incorporated herein by reference).*
          3(b)           -- Letter to Stockholders of Treadco, Inc. dated March 23,
                            1999.*

---------------

* Included with Schedule 14D-9 mailed to Stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            TREADCO, INC.

                                            By:     /s/ JOHN R. MEYERS
                                              ----------------------------------
                                                        John R. Meyers
                                                President and Chief Executive
                                                            Officer

Dated: March 23, 1999

                               INDEX TO EXHIBITS

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          1              -- Agreement and Plan of Merger, dated as of March 15, 1999, by and among Arkansas Best Corporation, Treadco
                            Acquisition Corporation and Treadco, Inc., including
                            Annex A Conditions to the Offer (included as ANNEX B to
                            the Offer to Purchase filed as Exhibit (a)(1) to the
                            Schedule 14D-1 and incorporated herein by reference).*
          2              -- Opinion of Stephens Inc. dated as of March 15, 1999
                            (included as ANNEX A to the Offer to Purchase filed as
                            Exhibit (a)(1) to the Schedule 14D-1 and incorporated
                            herein by reference).*
          3(a)           -- Offer to Purchase (filed as Exhibit (a)(1) to the
                            Schedule 14D-1 and incorporated herein by reference).*
          3(b)           -- Letter to Stockholders of Treadco, Inc. dated March 23,
                            1999.*

---------------

* Included with Schedule 14D-9 mailed to Stockholders.